As filed with the Securities and Exchange Commission on February 7, 2012

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

Jones Lang LaSalle Income Property Trust, Inc.

(Name of Subject Company)

Jones Lang LaSalle Income Property Trust, Inc.

(Name of Person(s) Filing Statement)

Shares of Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

C. Allan Swaringen

Chief Executive Officer and President

200 East Randolph Drive

Chicago, Illinois 60601

(312) 782-5800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Rosemarie A. Thurston

Jason W. Goode

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a) Name and Address. The name of the subject company is Jones Lang LaSalle Income Property Trust, Inc., a Maryland corporation (the “Company”). The address and telephone number of the principal executive offices of the Company are 200 East Randolph Drive, Chicago, IL, 60601, (312) 782-5800.

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s Common Stock, $.01 par value per share (the “Shares”). As of December 15, 2011, there were 4,147,140 Shares outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company is set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by Coastal Realty Business Trust (“Coastal”), an entity deemed to be controlled by MacKenzie Patterson Fuller, LP (together with Coastal, “MPF”) to purchase up to 250,000 Shares at a purchase price equal to $21.00 per Share, less the amount of any dividends declared or made with respect to the Shares between January 27, 2012 and March 9, 2012 or such other date to which the MPF Offer (as defined below) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2012 (the “Offer to Purchase”) and the related Assignment Form (together with the Offer to Purchase, the “MPF Offer”), as set forth in MPF’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2012 (as subsequently amended, the “Schedule TO”).

According to the Schedule TO, the address and principal executive offices of MPF is 1640 School Street, Moraga, California 94556, and its telephone number is (925) 631-9100.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) MPF and its executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed under the headings “Compensation—Director Compensation” and “Transactions With Related Persons And Certain Control Persons” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2011 (the “2011 Proxy Statement”), which sections are filed as Exhibit (a)(5) to this Schedule 14D-9 and are incorporated herein by reference. The 2011 Proxy Statement was previously delivered to all of the Company’s stockholders and is available for free on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation

(a) Recommendation. The information set forth in the letter to stockholders, dated February 7, 2012 (the “Letter to Stockholders”) a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the MPF Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the MPF Offer.

Item 6. Interest in Securities of the Subject Company

No transactions in the Shares have been effected during the last 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the MPF Offer that relate to a tender offer or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the MPF Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the MPF Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9, including the information incorporated herein by reference, may contain forward-looking statements regarding, among other things, the future value of the Company’s Shares. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot guarantee that it will achieve or realize these plans, intentions or expectations. Factors that could cause the Company not to realize its plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Company’s Quarterly Reports on Form 10-Q filed with the SEC, including risks related to: (i) the current global financial crisis; (ii) risks related to student-oriented apartment communities; (iii) commercial real estate ownership; (iv) competition for attractive investments; (v) performance of the Company’s Advisor; (vi) the Company’s ability to use leverage; (viii) the loss of key personnel by the Company’s Advisor; (vii) compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ix) the Company’s failure to achieve its return objectives; (x) the impact of co-tenancy provisions; (xi) defaults by significant tenants; (xii) compliance with environmental laws; (xiii) the possible development of harmful mold at the Company’s properties; (xiv) the Company’s ability to commence and sell Shares in the proposed “best efforts” public offering and its ability to provide liquidity for the Shares through the proposed new share repurchase plan; (xv) terrorist attacks; (xvi) the adequacy of the Company’s insurance; (xvii) the extent to which the Company’s investments are diversified; (xviii) the Company’s joint investments with third parties; (xix) the structure of the fees payable to the Company’s Advisor; (xx) the Company’s qualification as a “venture capital operating company” under ERISA; (xxi) the Company’s ability to remain exempt from the registration requirements of the Investment Company Act; (xxii) ownership limitations in the Company’s charter; (xxiii) the Company’s ability to pay dividends; and (xxiv) the Company’s ability to maintain its status as a REIT. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this Schedule 14D-9.

Item 9. Exhibits

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

Date: February 7, 2012	/s/ C. Allan Swaringen
	Name:	C. Allan Swaringen
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

(a)(2)*	Letter to Stockholders of the Company, from C. Allan Swaringen, President and Chief Executive Officer of the Company dated as of February 7, 2012.

(a)(5)	The information contained under the headings “Compensation—Director Compensation” and “Transactions With Related Persons and Certain Control Persons” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2011 is incorporated herein by reference.

(e)(1)	Amended and Restated Management Agreement by and between Excelsior LaSalle Property Company, Inc. and UST Advisers, Inc., dated as of June 19, 2007 (Incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2008).

(e)(2)**	Letter Agreement by and between U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of June 16, 2004 (Incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2010).

(e)(3)	Letter Agreement by and between U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of September 8, 2004 (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form 10 filed with the SEC on April 28, 2006).

(e)(4)**	Investment Advisory Agreement by and between Excelsior LaSalle Property Company, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of December 23, 2004 (Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form 10 filed with the SEC on April 28, 2006).

(e)(5)	Letter Agreement by and between Excelsior LaSalle Property Company, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of December 23, 2004 (Incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2010).

(e)(6)	Investment Advisory Agreement Assumption Agreement by and among Excelsior LaSalle Property Company, Inc., U.S. Trust Company, N.A., LaSalle Investment Management, Inc. and UST Advisers, Inc. dated as of December 16, 2005 (Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form 10 filed with the SEC on April 28, 2006).

(e)(7)	Excelsior LaSalle Property Company, Inc. Expense Limitation and Reimbursement Agreement, by and between Excelsior LaSalle Property Company, Inc. and Bank of America Capital Advisors LLC, dated as of January 7, 2010 (Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2010).

Exhibit No.	Description
(e)(8)	Amendment No. 1 to the Amended and Restated Management Agreement, dated December 4, 2009, by and between Excelsior LaSalle Property Company, Inc. and Bank of America Capital Advisors, Inc., dated as of June 19, 2007 (Incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2010).

(e)(9)	Amendment to the Investment Advisory Agreement by and among Excelsior LaSalle Property Company, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of September 15, 2005 (Incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2010).

(e)(10)	Assignment and Amendment Agreement by and among Jones Lang LaSalle Income Property Trust, Inc., Bank of America Capital Advisors LLC and LaSalle Investment Management, Inc. dated as of November 14, 2011 (Incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-11 filed with the SEC on November 14, 2011).

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.

**	Portions of these exhibits have been omitted and filed separately with the SEC pursuant to confidential treatment requests filed with and approved by the SEC under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.